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                            September 11, 2020

       Susan Swabey
       Company Secretary
       Smith & Nephew plc
       Building 5, Croxley Park, Hatters Lane
       Watford, Hertfordshire WD18 8YE

                                                        Re: Smith & Nephew plc
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-14978

       Dear Ms. Swabey:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Evaluation of internal controls, page 78

   1. We note that your Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the
design and operation of the Group   s disclosure controls and
                                                        procedures as at 31
December 2019. However, your officers did not provide a definitive conclusion regarding
the effectiveness of your disclosure controls and procedures as required by Item 15(a)
of Form 20-F. Please amend the filing to provide an appropriate conclusion.
 Susan Swabey
Smith & Nephew plc
September 11, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameSusan Swabey                            Sincerely,
Comapany NameSmith & Nephew plc
                                                          Division of
Corporation Finance
September 11, 2020 Page 2                                 Office of Life
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FirstName LastName